Filed by Akebia Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-36352

Subject Company: Keryx Biopahrmaceuticals, Inc.

Commission File No.: 000-30929

Date: June 28, 2018

The following are social media communications by Akebia Therapeutics, Inc. (“Akebia”) that discuss the proposed merger of Akebia and Keryx Biopharmaceuticals, Inc.

Social Media Communications by Akebia

The following communication was posted on June 28, 2018 by Akebia on Twitter:

Twitter: https://twitter.com/akebiatx

The following communication was posted on June 28, 2018 by Akebia at www.linkedin.com:

LinkedIn: https://www.linkedin.com/company/5020330/admin/updates/